UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436). This Report on Form 6-K is also incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on February 27, 2017.

Atlantica Yield plc (“Atlantica Yield”) completed the acquisition of Helioenergy 1 & 2, Skikda (34.2% stake), Honaine (25.5% stake), Helios I & II, Solnova 1, 3 and 4 in the first and second quarters of 2015 (together, the “Second and Third Dropdown Assets”) and the acquisition of Solaben 1 & 6, a 100 MW solar complex in Spain, on September 30, 2015.

Given that these transactions are significant acquisitions under Rule S-X 3-05, we are filing this Report on Form 6-K which includes pro forma information in order to reflect a full year of operations of such businesses.

This report on Form 6-K includes unaudited pro forma consolidated condensed income statement of Atlantica Yield for the year ended December 31, 2015 which sets forth the unaudited pro forma consolidated condensed income statement of Atlantica Yield for the year ended December 31, 2015 in order to give effect to a full year of operations of: (i) the acquisition of Solaben 1 & 6 on September 30, 2015 and (ii) the acquisitions of the Second and Third Dropdown Assets.

This Report on Form 6-K is being filed to include the following exhibits:

Exhibit Number	Description
99.1	Unaudited pro forma consolidated income statement for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: February 27, 2017